June 23, 2009

Sent via Edgar Filing

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Patient Safety Technology
Form 10-K for the year ended December 31, 2008
File No. 1-09727

We have reviewed your comments letter dated June 12, 2009 and have prepared the required responses, they are listed below.  We understand there may be additional comments once your office has reviewed our responses.

RESPONSES TO COMMENT LETTER
SEC Comments are in italics and the Company responses are listed below each comment, non-italicized.

Form 10-K for the year ended December 31, 2008
Report of Independent Registered Public Accounting Firm, page F-1

1.
We note from your disclosures on page F-6 and F-26 that you restated your December 31, 2007 financial statements for tax withholdings on stock grants.  We do not see where your auditor has made mention of this correction of an error in its audit report.  Please explain to us in greater detail the nature of the errors.  Further, please have your auditor tell us how it has considered the guidance in AU 420 in concluding that an explanatory paragraph is not needed in the audit report.  As appropriate, explain why you believe the error is consistent with the scenario described in AU 420.16.

43460 Ridge Park Drive, Suite 140, Temecula, CA 92590   p. 951.578.6201  f. 951.587.6237

Nature of the Error:

Contingent Tax Liability

In the process of preparing our federal tax returns for prior years, the Company’s management found there had been errors in reporting income to the recipients and the respective taxing authorities related to stock grants in fiscal years 2006 and 2007 made to certain employees and consultants.   In addition, the Company determined that required tax withholding relating to these stock grants had not been made or remitted to the appropriate taxing authorities, as required.

Due to the Company’s failure to properly report this income and withhold/remit required amounts, the Company is liable for the employer’s portion thereof and is probably liable for the amount not withheld for the employee’s portion, plus related penalties and interest.   The Company has estimated its contingent liability based on the estimated required federal and state withholding amounts, the employee and employer portion of social security taxes as well as the possible penalties and interest associated with the error.

Although the Company’s contingent liability may ultimately be reduced if it can prove that the taxes due on this income were paid on a timely basis by the recipient, the estimated liability accrued by the Company is based on the assumption that it will probably be liable for the entire aggregate amounts due to the uncertainty with respect to whether or not each recipient made such payments.

As the Company determined that it is probable that it will be held liable for the amounts owed, and as the aggregate amount could be reasonably estimated, an accrual for the estimated liability has been included in accrued liabilities as of December 31, 2008.  In addition, the amounts attributable to 2006 have been recorded as adjustments to the respective opening balances as of January 1, 2007, and the amounts attributable to 2007 have been reflected in the restated balances in the financial statements as of, and for the year ended December 31, 2007, herein.

 Audit Report:

Please see the attached letter from our auditors, Squar, Milner, Peterson, Miranda & Williamson, and LLP. for an explanation regarding the audit report included in the Company’s form 10-K for the year ended December 31, 2008.

43460 Ridge Park Drive, Suite 140, Temecula, CA 92590   p. 951.578.6201  f. 951.587.6237

Form 10-Q for the quarter ended March 31, 2009
Item 4T.  Controls and Procedures, page 26

2.
We see your disclosure here that your previously identified material weaknesses have not been fully remediated as of March 31, 2009.  We further note the corrective actions you have taken in order to correct the previously identified material weakness, including the engagement of an internal control specialist and implementation of a new software program.  Given these corrective actions noted, the disclosure in the last paragraph could be confusing as you have disclosed that you have made no change in your internal controls over financial reporting during the most recently completed fiscal quarter that materially affected or is reasonably likely to materially affect your internal controls over financial reporting.  Please revise your disclosure under “Changes in Internal Control over Financial Reporting” in future filings to clearly explain any changes that have materially affected or are reasonably likely to materially affect your internal controls over financial reporting.  In this regard, if you do not believe the corrective actions you describe would be considered material changes in your internal control over financial reporting, explain to us your basis for this conclusion.  Refer to Item 308(c) of Regulation S-K.

Given the significant weaknesses identified in our internal controls at year end and due to the limited time the controls implemented had been in place by quarter end, March 31, 2009, management does not believe the corrective actions taken during the quarter had a material effect on the internal controls over financial reporting in place, during the quarter.

Management believes the remedial actions taken during the quarter ended March 31, 2009, including engaging an internal controls specialist and the implementation of new software programs, in conjunction with the implementation of additional corrective actions recommended by the internal auditor, will have a material beneficial effect on our future internal controls over financial reporting.

We will revise our disclosure under “Changes in Internal Control over Financial Reporting” in future filings to clearly explain any changes that have materially affected or are reasonably likely to materially affect our internal controls over financial reporting.

Sincerely,
PATIENT SAFETY TECHNOLOGIES, INC.

/s/ Mary Lay

Mary Lay
Interim Chief Financial Officer

43460 Ridge Park Drive, Suite 140, Temecula, CA 92590   p. 951.578.6201  f. 951.587.6237

June 17, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Patient Safety Technologies, Inc.
SEC comment letter dated June 12, 2009
Form 10-K for the year ended December 31, 2008
File No. 1-09727

Dear Mr. Vaughn:

We are writing in response to the following comment included in the above-referenced letter to Patient Safety Technologies, Inc. (the "Company"):

Form 10-K for the year ended December 31, 2008

Report of Independent Registered Public Accounting Firm, page F-1

1.	We note from your disclosures on page F-6 and F-26 that you restated your December 31, 2007 financial statements for tax withholdings on stock grants. We do not see where your auditor has made mention of this correction of an error in its audit report. Please explain to us in greater detail the nature of the errors. Further, please have your auditor tell us how it has considered the guidance in AU 420 in concluding that an explanatory paragraph is not needed in the audit report.

As appropriate, explain why you believe the error is consistent with the scenario described in AU 420.16.

We believe that due to the nature of the error being corrected, which in our opinion was an error correction not involving an accounting principle, an explanatory paragraph in our audit report was not required under AU 420.16. However, upon further review in connection with responding to your comment, we have concluded that our original report did not properly consider the more recent guidance issued by the PCAOB in Auditing Standard No. 6 (“AS No. 6”).

Mr. Kevin Vaughn
U.S. Securities and Exchange Commission
June 17, 2009

Paragraph 9 of AS No. 6 specifies that the correction of a material misstatement in previously issued financial statements should always be recognized in the auditor’s report through the addition of an explanatory paragraph.

Accordingly, in consideration of the provisions of AS No. 6, we have now determined that our audit report should have included an explanatory paragraph relating to the restatement of the Company’s December 31, 2007 financial statements and certain December 31, 2006 account balances.  As a result, management will be filing an amendment to the Company’s Form 10-K for the year ended December 31, 2008 to include our revised audit report on the Company's December 31, 2008 and 2007 consolidated financial statements.

Sincerely,

Squar, Milner, Peterson, Miranda & Williamson, LLP

/s/ Michael H. Lorber

Partner